Orion Haus Homes and Hotels, Inc.

ANNUAL REPORT

2801 S. Federal Highway, 21770

Fort Lauderdale, FL 33335

(646) 460-6855

www.orionhaus.com

This Annual Report is dated April 29, 2022.

BUSINESS

Orion Haus is a PropTech hospitality management company that offers Short Term Rental-friendly apartments, condos, homes and hotels. The Orion Haus PropTech and homesharing management program is a high-grossing multifamily amenity driving resident retention and higher returns.

Investors, Residents and Partners all earn more money and higher returns by monetizing homes which would otherwise sit dormant when it's unoccupied.

Why pay for something when you don't use it? Residents can offset their monthly rent by offering their homes for Short Term Rentals when they are not using them. Orion Haus is the first-of-its-kind flexible housing solution that is both real estate equity and platform agnostic.

Orion Haus currently has a waitlist of over 30,000+ residents waiting to rent in our properties - taking into account approximately $30,000 of annual rent per apartment based on expected averages, if we converted all waitlist members to Orion Haus users, we could gross over $900 Million in annual recurring revenue and fill over 100 buildings.

(Industry note: Based on our research, it’s not common to have a multifamily waitlist, let alone one this massive.) This is all dependent on our conversion rates and does not take into account annual company expenses but we wanted to share the possibilities of the future of the business.

Please refer to our forward looking information legend and risk factors in our campaign materials.

Orion Haus began as ORION HAUS LLC which was originally formed in Florida on February 4, 2020. The Company’s headquarters are in Florida and the company began operations in 2020. The founders of the Company also created OH Management USA LLC, a Delaware LLC, in 2021. In 2021, Orion Haus Homes and Hotels Inc. was formed in Delaware to be the parent company for Orion Haus LLC and OH Management USA LLC.

Previous Offerings

Name: Series Seed Preferred Shares

Type of security sold: Equity

Final amount sold: $2,575,000.00

Number of Securities Sold: 4,868,620

Use of proceeds: Working capital and expansion

Date: November 16, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The discussion of financials includes reference to Orion Haus Inc.'s two subsidiary businesses, OH Management USA LLC and Orion Haus LLC which have both been in operation since 2021 and 2020 respectively. We have aggregated the data of our two predecessor entities for discussion regarding the Corporation's financial history. The company began operations in 2020. The founders of the Company created OH Management USA LLC, a Delaware LLC, in 2021 for purposes of shifting operations into a Delaware entity for investor relations. The Company and OH Management USA LLC was merged with Orion Haus Homes and Hotels Inc., a new

Delaware C-corporation, that was formed on July 27, 2021 (see Note 8), which has continued Orion Haus operations going forward. The financials hereto reflect the consolidated historical operations of the three entities during the fiscal year ended December 31, 2021.

Revenue

The company officially started the business February 4th, 2020, but didn't start generating revenue until May of 2021. As of 12/31/2021, The Company has generated over $1 million of revenue, most of which currently sits in accounts receivables from our largest client. This client is experiencing financial distressed and settlement discussions are ongoing.

Cost of Sales. In 2021, Orion Haus began operating its first building, and incurred cost of goods sales pertaining to costs associated with making rooms available and turning them over.

2021 Expenses for 2021 were to date were $807,553. Expenses for Orion Haus LLC for fiscal year 2020 were $301,558. These included payroll, general and administrative and sales and marketing expenses.

Historical results and cash flows:

We anticipate adding additional revenue streams through the following:

1. SAAS licensing once our software is complete

2. Property Management agreements based on a % of monthly revenue managed

3. International Licensing for the Carribean, Europe, ASEA, and South America

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $2,390,859.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: PPP

Amount Owed: $173,097.50

Interest Rate: 1.0%

Maturity Date: May 05, 2022

In May 2020 the Company entered into a Paycheck Protection Program Loan (“PPP Loan”) through the Small Business Administration through State Bank of DeKalb for a total of $173,397.50. The loan matures on May 2022 and has an interest rate of 1.00%. As of 12/31/2021, the Company had an outstanding balance of $104,176

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cindy Diffenderfer

Cindy Diffenderfer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: February 04, 2020 - Present

Responsibilities: Develop the vision, strategy, business plan and team for the company. Oversee Operations, Logistics, Sales, Marketing, Team Building, Finance, and Fundraising. Currently, Cindy's compensation for her role includes an annual salary of $180,000.

Other business experience in the past three years:

Employer: NGD Homesharing LLC

Title: Co-founder & Chief Marketing Officer

Dates of Service: December 02, 2015 - February 19, 2020

Responsibilities: Develop and create vision, business plan, team, financial, logistics, design, operations and fundraising.

Name: Kanan Whited

Kanan Whited's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder & Chief Marketing Officer

Dates of Service: February 04, 2020 - Present

Responsibilities: Interior Design, Digital Marketing, Social Media, Advertising & Sales. Currently, Kanan's compensation includes an annual salary of $180,000.

Other business experience in the past three years:

Employer: Virgin Voyages

Title: Creative Director

Dates of Service: May 01, 2019 - May 01, 2020

Responsibilities: Create this vision, brand, marketing strategy, sales strategy and implementation for the launch of Virgins new Cruiseline.

Other business experience in the past three years:

Employer: NGD Homesharing LLC (Niido & Natiivo)

Title: Creative Director

Dates of Service: January 01, 2018 - May 01, 2019

Responsibilities: Interior Design, Purchasing, Design logistics and Operations, Management of creative teams and outside consultants, budgeting, project management, creation and execution of marketing campaigns, resident on-boarding campaigns and resident retention programming.

Name: Gregory Sandefur

Gregory Sandefur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: General Counsel

Dates of Service: February 04, 2020 - Present

Responsibilities: Legal, contract management, regulatory compliance and human relations. Currently, Gregory's compensation includes an annual salary of $180,000.

Name: Scott Liebman

Scott Liebman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: September 01, 2020 - Present

Responsibilities: Financial management, underwriting, accounting, fundraising, financial reporting, financial compliance and audit management, fundraising, capital structuring, lender and investor reporting. Currently, Scott's compensation includes an annual salary of $180,000

Other business experience in the past three years:

Employer: Liebman Group Consulting

Title: CEO

Dates of Service: December 01, 2017 - Present

Responsibilities: Mergers and Acquisitions, Debt & Equity restructuring, Financial Analytics, Auditing, Independent company Valuations, fundraising, investment management and financial due diligence for law firms and family offices.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Kanan Whited LLC (managed by Kanan Whited, 100% Owned by Kanan Whited)

Amount and nature of Beneficial ownership: 15,000,000

Percent of class: 20.0

Title of class: Common Stock

Stockholder Name: The Cindy M. Diffenderfer Family Trust

Amount and nature of Beneficial ownership: 30,000,000

Percent of class: 40.0

Title of class: Common Stock

Stockholder Name: Gregory Clay Sandefur Trust

Amount and nature of Beneficial ownership: 26,250,000

Percent of class: 35.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 100,000,000 with a total of 75,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights for shares sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 4,696,371 with a total of 4,696,371 outstanding.

Voting Rights

Series Seed Consent Rights.So long as (a) Purchasers purchase shares of Series Seed Preferred Stock with an aggregate value equal to the Total Series Seed Investment Amount during the Additional Closing Period and (b) at least twenty-five percent (25%) of the initially issued shares of the Series Seed Preferred Stock purchased by Major Purchasers remains outstanding, the Company shall not do any of the following without the written consent or affirmative vote of the Major Purchasers holding a majority of the Series Seed Preferred Stock held by such Major Purchasers, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:(a)enter into an agreement to sell all or substantially of the assets or equity securities of the Company or any of its subsidiaries to an unrelated third-party purchaser;(b)make any material changes to the Company's business plan; (c)liquidate, dissolve, or wind-up the business and affairs of the Company or any subsidiary

Material Rights

RESTRICTIONS ON TRANSFER; DRAG ALONG

5.1Limitations on Disposition. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Series Seed Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "Securities") or any assignee of record of Securities (each such person, a "Holder") shall not make any disposition of all or any portion of any Securities unless:

(a)there is then in effect a registration statement under the Securities Act,covering such proposed disposition and such disposition is made in accordance with such registration statement; or B-10

(b)such Holder Has Notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holderor its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.Notwithstanding the provisions of Sections 5.1(a)and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holderthat is a partnership, limited liability company, a corporation,or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company,or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member,or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will,or intestate succession by any Holder Of the Holder'sspouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that,in the case of clauses (ii) and (iii),the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2"Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder(other than to donees or partners of the Holderwho agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an “emerging growth company”(as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement.For purposes of this Section 5.2, “Company” includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company mayplace restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder(and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder Shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 Drag Along Right.If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding(other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock),(ii) the holders of a majority of the shares of Series Seed Preferred Stock then-outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as B-11 applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder(collectively, the “Shares”)in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3willnot apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. “Stockholder” means each Holderand Key Holder, and any transferee thereof.

5.4 Exceptions To Drag Along Right.Notwithstanding the foregoing, a Stockholder Need Not comply with Section 5.3 above in connection with any proposed Sale of the Company (the “Proposed Sale”) unless: (a)any representations and warranties to be made by the Stockholders in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholderholds all right, title and interest in and to the SharestheStockholderpurports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholders In connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholders Have been duly executed by the Stockholderand delivered to the acquirer and are enforceable against the Stockholders In accordance with their respective terms and,(iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder’s obligations thereunder, will cause a breach or violation of the terms of any agreement, law,or judgment, order,or decree of any court or governmental agency;(b)the Stockholders Will Not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties,and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);(c)the liability for indemnification, if any, of the Stockholders in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders In connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties,and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any,is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder In connection with such Proposed Sale; (d)liability will be limited to theStockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with theProposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate B-12indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to theStockholder in connection with theProposed Sale, except with respect to claims related to fraud by theStockholder, the liability for which need not be limited as to the Stockholder;(e)upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company’s stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of CommonStock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series SeedPreferred Stock Elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock And Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company’s Restated Charter In effect immediately prior to the Proposed Sale.

6.PARTICIPATION RIGHT.

6.1General. Each Major Purchaser has the right of first refusal to purchase theMajor Purchaser’s Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, theMajor Purchaser will have no right to purchase any such New Securities if theMajor Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in RegulationD under the Securities Act. A Major Purchaser's "Pro Rata Share" for means the ratio of (a)the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b)the Fully-Diluted Share Number.6.2New Securities. "New Securities" meansany Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants,or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a B-13 registration statement filed under the Securities Act, (h) an offering of equity securities of the Company, including, but not limited to, Common Stock or any class or series of Preferred Stock, unless such offering is seeking to raise an amount in excess of Five Million Dollars ($5,000,000), and (i) on offering of debt securities of the Company, unless such offering is seeking to raise an amount in excess of One Million Dollars ($1,000,000).If an offering of debt securities of the Company is structured in a series of related transactions such that each transaction does not exceed One Million Dollars ($1,000,000) but in the aggregate, such offerings exceed One Million Dollars ($1,000,000), and such structuring of a series of related transactions is intended for the sole purpose of causing such offerings to be excluded from the definition of New Securities, then each such offering of debt securities shall be deemed to be an offering of New Securities. 6.3Procedures. Ifthe Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have (10) days from the date of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share). 6.4Failure to Exercise. If The Major Purchasers fail to exercise in full the right of first refusal within the 10-day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. Ifthe Company has not issued and sold the New Securities within the 120-day period, then the

Company shall not thereafter issue or sell any NewSecurities without again first offering those New Securities to the Major Purchasers pursuant to this Section6.

7. ELECTION OF BOARD OF DIRECTORS.

7.1Voting; Board Composition. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Stockholder Shall Vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder (the “VotingShares”), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board:(a)that number of individuals, if any, equal to the Common Board Member Count (collectively, the “CommonBoard Designees”) designated from time to time in a writing delivered to the Company and signed by Common Control Holdsworth Hold shares of issued and outstanding Common Stock of the Company representing a majority of the voting power of all issued and outstanding shares of Common Stock then held by all Common Control Holders; (b)that number of individuals, if any, equal to the Series Seed Board Member Count (collectively, the “Series SeedBoard Designees”) designated from time to time in a writing delivered to the Company and signed by Purchasers who then hold a majority of the then-outstanding shares of Series Seed Preferred Stock issued pursuant to this Agreement; (c)that number of individuals, if any, equal to the Mutual Consent Board Member Count (collectively, the “Mutual ConsentBoard Designers” and, together with any Common B-14Board Designee and any Seed Board Designee, each a “Board Designee") designated from time to time in a writing delivered to the Company and signed by (a) Purchasers who then hold a majority of the then-outstanding shares of Series Seed Preferred Stock issued pursuant to this Agreement and (b) Common Control Holdsworth Hold shares of issued and outstanding Common Stock of the Company representing a majority of the voting power of all issued and outstanding shares of Common Stock of the Company then held by all Common Control Holders.Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Stockholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Stockholder hereby appoints, and shall appoint,the then-current Chief Executive Officer of the Company, as the Stockholder’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company’s capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b)attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Stockholders Voting Shares Or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company’s or any other party’s written request for the Stockholder’s written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholders Duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholderor any other entity holding Voting Shares.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Orion Haus Homes and Hotels, Inc.

By /s/ Cindy M Diffenderfer

Name: Orion Haus Homes and Hotels, Inc.

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Orion Haus

Financial Report

January - December 2021

Orion Haus companies
Balance Sheet by Business Unit as of Dec 31, 2021

	Orion Haus	OH Management USA	Orion Haus Homes & Hotels	Consolidated
Assets				
Cash	$ 126,864	$ 249,226	$ 2,014,769	**$ 2,390,859**
Accounts receivable	-	917,239	-	**917,239**
Intercompany received	256,419	623,290		**879,710**
Other investment receivables			47,183	**47,183**
Intangible assets	-	23,000		**23,000**
Total assets	**383,283**	**1,812,756**	**2,061,952**	**4,257,991**
Liabilities and equity				
Liabilities				
Accrued vendor payables	-	178,938	-	**178,938**
Intercompany sent			879,710	**879,710**
Due to shareholders	144,369	27,964	-	**172,333**
Due to unrelated parties	1,234	58,513	-	**59,747**
Accrued payroll liabilities	-	168	-	**168**
Notes payable	104,176	-	-	**104,176**
Total liabilities	**249,780**	**265,582**	**879,710**	**1,395,072**
Equity				
Shareholders				
Preferred stock			2,575,000	**2,575,000**
Common stock			450,077	**450,077**
Owner's equity	41,039	(30,993)	-	**10,047**
Net shareholders	41,039	(30,993)	3,025,077	**3,035,124**
Retained earnings	(355,279)	-	-	**(355,279)**
Net income	(65,096)	331,586	(83,415)	**183,075**
Total equity	**(379,335)**	**300,593**	**3,821,372**	**2,862,919**
Total liabilities and equity	**$ (129,555)**	**$ 566,175**	**$ 4,701,081**	**$ 4,257,991**

Orion Haus companies

Income Statement by Business Unit as of Jan - Dec 31, 2021

	Orion Haus	OH Management USA	Orion Haus Homes & Hotels	Consolidated
Revenue				
Management	$ -	$ 74,674	$ -	**$ 74,674**
Consulting	-	1,038,990	-	**1,038,990**
Total revenue	**-**	**1,113,664**	**-**	**1,113,664**
Cost of revenue	-	58,957	-	**58,957**
Gross profit	**-**	**1,054,707**	**-**	**1,054,707**
Selling, general and admin				
Selling	5,479	69,779	-	75,258
General admin	58,957	637,001	83,447	**779,406**
Total expenses	**64,436**	**706,781**	**83,447**	**854,664**
Operating profit	**(64,436)**	**347,927**	**(83,447)**	**200,043**
Other comprehensive income				
Other income	1	8	32	**41**
Other expense	660	-	-	**660**
Total other income/(expenses)	**(660)**	**8**	**32**	**(620)**
Net profit/(loss)	**$ (65,096)**	**$ 347,935**	**$ (83,415)**	**$ 199,424**

Orion Haus companies

Statement of Cash Flows by Business Unit as of Jan - Dec 31, 2021

	Orion Haus	OH Management USA	Orion Haus Homes & Hotels	Consolidated
Operating activities				
Net income	$ (65,096)	$ 347,935	$ (83,415)	**$ 199,424**
Adjustments to net income	(97,987)	(668,006)	(24,702)	**(790,696)**
Total revenue	**(163,083)**	**(320,072)**	**(108,117)**	**(591,272)**
Investing activities				
Shareholder's investing			3,002,597	3,002,597
Infrastructure development	-	(23,000)	-	(23,000)
Total other income/(expenses)	**-**	**(23,000)**	**3,002,597**	**2,979,597**
Financing activities				
Owner cash activity	33,337	(30,993)	-	2,345
Intercompany transfers	256,419	623,290	(879,710)	**-**
Total expenses	**289,757**	**592,298**	**(879,710)**	**2,345**
Net cash increase for period	**126,674**	**249,226**	**2,014,769**	**2,390,669**
Cash at beginning of period	190	-		
Cash at end of period	**$ 126,864**	**$ 249,226**	**$ 2,014,769**	**$ 2,390,669**

I, Cindy Diffenderfer, the Chief Executive Officer of Orion Haus Homes and Hotels, Inc. (and subsidiaries), hereby certify that the financial statements of Orion Haus Homes and Hotels, Inc. (and subsidiaries) and notes thereto for the periods ending January 1, 2021 and January 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. The only difference is that our tax returns are reported on a cash basis, while our internal financial statements are reported on an accrual basis.

For the year 2021 the amounts reported on our tax returns were total income of $174,674; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28 of April, 2022.

Cindy Diffenderfer (Apr 28, 2022 17:37 EDT) (Signature)

Chief Executive Officer

April 21, 2022

Final Certified Financial Statements

Final Audit Report 2022-04-28

Created:	2022-04-28
By:	Scott Liebman (scott@orionhaus.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAANy_Y0jGERxmkhgclgDveLFjmsiz4tQg4

"Final Certified Financial Statements" History

Document created by Scott Liebman (scott@orionhaus.com)
2022-04-28 - 9:36:35 PM GMT

Document emailed to Cindy diffenderfer (cindy@orionhaus.com) for signature
2022-04-28 - 9:36:48 PM GMT

Email viewed by Cindy diffenderfer (cindy@orionhaus.com)
2022-04-28 - 9:36:51 PM GMT

Document e-signed by Cindy diffenderfer (cindy@orionhaus.com)
Signature Date: 2022-04-28 - 9:37:58 PM GMT - Time Source: server

Agreement completed.
2022-04-28 - 9:37:58 PM GMT

CERTIFICATION

I, Cindy M Diffenderfer, Principal Executive Officer of Orion Haus Homes and Hotels, Inc., hereby certify that the financial statements of Orion Haus Homes and Hotels, Inc. included in this Report are true and complete in all material respects.

Cindy M Diffenderfer

Chief Executive Officer